Exhibit 1.01

Conflict Minerals Report of URBAN OUTFITTERS, INC.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Urban Outfitters, Inc. (“Urban Outfitters,” “we,” “us” or “our”) for the calendar year ended December 31, 2021 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). As used in this report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten.

1.	Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe the measures Urban Outfitters has taken to exercise due diligence on the source and chain of custody of certain minerals in our products manufactured during the 2021 calendar year.

Urban Outfitters is a lifestyle products and services company that operates a portfolio of global consumer brands comprised of Anthropologie, Bhldn, Free People, FP Movement, Terrain, Urban Outfitters, Nuuly and Menus & Venues. Urban Outfitters operates under three reportable segments – Retail, Wholesale and Nuuly. The Retail segment contains the Anthropologie, Bhldn, Free People, FP Movement, Terrain, Urban Outfitters and Menus & Venues brands. Urban Outfitters operates a Wholesale segment under the Free People, FP Movement and Urban Outfitters brands that sells its products through department and specialty stores worldwide, digital businesses and its Retail segment. The Nuuly segment, formerly known as the Subscription segment, consists of the Nuuly brand.

Urban Outfitters contracts to manufacture products that may contain 3TG – specifically gold and tin – such as apparel, footwear, accessories, home furnishings and electronics. As these materials are necessary to its products, Urban Outfitters is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Urban Outfitters does not, to the best of its knowledge, do any direct business with any smelters or refiners (“SORs”) that operate facilities used to process 3TG in its products, and it was not able to identify with reasonable certainty the specific facilities used by its suppliers to process 3TG in its products. As a “downstream” company (as such term is defined in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements (the “OECD Guidance”)),1 Urban Outfitters must rely on its suppliers to provide accurate, reliable information about 3TG in its supply chain.

2.	Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, Urban Outfitters conducted a “reasonable country of origin inquiry” or “RCOI” in 2021. We designed our RCOI in good faith to determine the origin of 3TG that is necessary to the functionality or production of products that we contract to manufacture. To the extent applicable, we used the same processes and procedures for our RCOI as we used for our due diligence efforts (in particular Steps One and Two of the OECD Guidance, which are discussed in Section 3(b) of this CMR).

To conduct the RCOI, Urban Outfitters engaged its Tier 1 suppliers (“Suppliers”) to collect information regarding the presence and sourcing of 3TG used in the products supplied to Urban Outfitters using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Information was collected and stored using an online platform provided by a third-party service provider (the “Service Provider”). Our Supplier engagement included the following steps:

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We sent an introductory email to our Suppliers describing our Conflict Minerals Compliance Program and introducing our Service Provider as our partner in this process. Our Service Provider then emailed our Suppliers requesting information regarding the sourcing of our Suppliers’ materials, with the ultimate goal of identifying 3TG SORs and associated mine countries of origin.

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Our Suppliers were also provided access to the Conflict Minerals Supplier Resource Center (https://help.assentcompliance.com/), an educational tool provided by our Service Provider to facilitate a deeper understanding of our Conflict Minerals Compliance Program, supporting regulation and frequently asked questions concerning 3TG tracing.

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OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2016; http://www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf.

•	Following the initial introduction to the program and information request, up to three reminder emails were sent to each non-responsive Supplier.

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If, after these efforts, a Supplier still did not provide the requested information, an escalation process was initiated. As needed, employees of Urban Outfitters contacted non-responsive Suppliers to request their participation in our Conflict Minerals Compliance Program. Our Service Provider subsequently followed up with non-responsive Suppliers again via email and then via phone.

Where a Supplier was unable to provide a CMRT, our Service Provider requested information on its suppliers (“Tier 2 Suppliers”) of products of components that may require 3TG for their production or functionality. These Tier 2 Suppliers, and subsequent tiers of suppliers, as needed, were then engaged following the procedures explained above. When contact information was provided, our Service Provider contacted these suppliers via email in order to build a chain-of-custody back to the 3TG SOR.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Our Service Provider undertook additional outreach to attempt to resolve the following types of quality concerns:

•	One or more SORs were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not for a verified metal processor according to the Service Provider’s database;

•	Supplier answered “yes” to sourcing from a Covered Country, but none of the SORs listed are known to source from that region;

•	Supplier indicated that they have not received conflicts mineral data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used or provided all applicable SOR information received; and

•	Supplier indicated 100% of the 3TG for the relevant products originates from scrap or recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

A total of 200 Suppliers were contacted as part of our RCOI process. The response rate among these Suppliers was 90.5%. Of the responding Suppliers, 98.3% indicated that they do not use any 3TGs in their products and 1.7% indicated that one or more 3TGs were necessary to the functionality or production of their products. Responsive Suppliers identified to Urban Outfitters four SORs. Additional information on these SORs is contained in Section 4 of this CMR.

3.	Due Diligence

Pursuant to the Conflict Minerals Rule, Urban Outfitters was required to conduct due diligence for 2021. These due diligence efforts are discussed below.

a.	Design Framework

Urban Outfitters conducted due diligence on the source and chain of custody of the 3TG identified in its RCOI in accordance with the internationally recognized due diligence framework as set forth in the OECD Guidance. The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.

Selected elements of Urban Outfitters’ program design are discussed below. These are not, however, all of the discrete procedures of the program that Urban Outfitters has put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

b.	Selected Elements of Design Framework

i.	Step One: Establish strong company management systems

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We adopted a conflict minerals policy that is publicly available at www.urbn.com/investor-relations (click on the “Vendor Code of Conduct and Responsible Sourcing” link in the Responsible Sourcing section of our website and then click on “URBN Vendor Code of Conduct and Responsible Sourcing Policy”).

•	We assembled an internal team to support supply chain due diligence in 2014 that since then has been overseen by members of senior management.

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We supplement our internal compliance team with outside professionals. As discussed in Section 2 above, our Service Provider collects and aggregates data from our Suppliers and provides our Suppliers with opportunities to learn more about the Conflicts Minerals Rule and our Conflict Minerals Compliance Program.

•	We established a system of controls and transparency over our mineral supply chain.

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Our Suppliers are required to participate in Urban Outfitters’ broader social compliance program. We require our third-party vendors to register through an online website and agree that they and their suppliers will abide by certain standards of conduct.

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Through our Service Provider, we maintain relevant documentation for a period of five years. This documentation includes supplier communication and CMRTs. We store all of the information and findings from this process in a database that can be audited by internal or external parties.

ii.	Step Two: Identify and assess risks in the supply chain

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As a “downstream” company, we are many steps removed from the mining of 3TG. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries.

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Our Service Provider reviewed the list of SORs provided by our Suppliers and compared this list against the list of compliant or the equivalent SORs published in connection with the RMI’s Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

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Through our work with our Service Provider, we are engaging with SORs to obtain mine of origin information and to assess whether those SORs have carried out reasonable due diligence regarding their use of minerals from conflict-affected and high-risk areas.

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Each SOR is assessed according to red flag indicators defined in the OECD Guidance. Our Service Provider uses numerous factors to determine the level of risk that each SOR poses to the supply chain by identifying red flags. These factors include:

•	Geographic proximity to the Covered Countries;

•	Known mineral source country of origin;

•	RMAP audit status;

•	Credible evidence of unethical or conflict sourcing; and

•	Peer assessments conducted by credible third-party sources.

•	Through our due SOR research, our Service Provider did not advise us as to the identification of any red-flagged SORs in our supply chain as reported by our Suppliers.

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Additionally, our Suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A. Have you established a responsible minerals sourcing policy?

D. Have you implemented due diligence measures for responsible sourcing?

F. Do you review due diligence information received from your suppliers against your company’s expectations?

G. Does your review process include corrective action management?

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When suppliers meet or exceed those criteria (Yes to at least A, D, F, G), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. At this time, one of our responsive Suppliers has been identified as having a weak program.

iii.	Step Three: Design and implement a strategy to respond to identified risks

•	We regularly report the findings of our supply chain risk assessment to senior management.

•	We continue to refine the risk management plan that we implemented in 2014 to monitor and track risk mitigation and evaluate supplier relationships.

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If any SOR identified by our Suppliers was not certified by an internationally-recognized scheme, our Service Provider attempted to contact the SOR to gather more information about its sourcing practices. In addition, internet research was performed to determine whether there were any publicly available sources of information regarding the SOR’s sourcing.

iv.	Step Four: Carry out independent third-party audit of smelter/refiner’s due diligence practices

•	In connection with our due diligence, our Service Provider, on our behalf, utilizes information made available by the RMI, the LBMA and the RJC concerning independent third-party audits of SORs.

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Our Service Provider also directly contacts SORs that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

v.	Step Five: Report annually on supply chain due diligence

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We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings publicly available at www.urbn.com/investor-relations (in the Financial Information section of the website).

c.	Steps to Improve Due Diligence

Urban Outfitters seeks to continuously improve upon its supply chain due diligence efforts. We have taken or expect to take the following steps to mitigate the risk that our sourcing practices support conflict or human rights abuses in the DRC:

•	clearly communicate expectations with regard to supplier performance, transparency and sourcing;

•	encourage Suppliers that have not yet done so to adopt and communicate their own responsible sourcing policies relating to 3TG;

•	engage with Suppliers that provided incomplete responses or that did not provide responses for 2021 to help improve our response rate;

•	monitor and encourage the continuing development and progress of traceability measures at Suppliers that provide an undeterminable response; and

•	increase the emphasis on clean and validated SOR information from our supply chain as the list of conflict-free SORs grows and more SORs declare their intent to enroll in the program.

4.	Identified Smelters and Refiners and Country of Origin Information

Urban Outfitters’ efforts to determine the mine and location of origin of 3TG in its supply chain are described in detail in this CMR. Based on the information provided by the responding Suppliers and through our due diligence efforts, we are able to report the below list of SORs used to produce 3TG in our Suppliers’ products.

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The SORs listed below have all been reported as legitimate SORs by our Suppliers. However, most of the CMRTs we collected from our Suppliers were provided at the company level (meaning the Suppliers reported on all of their products rather than on the specific products they sold to us). Therefore, we cannot confirm that any of the SORs listed below are actually used in the production of our products. Any SORs reported by our Suppliers that are not currently enrolled in any audit are encouraged to do so by direct communication with our Service Provider. Each of the SORs identified by our Suppliers for 2021 were identified as RMAP conformant. The compliance status of these SORs may change throughout our 2021 collection period and may continue to change for any future period.

The status information reflected below is current as of May 5, 2022.

Metal	Official Smelter Name
Gold	SAFINA A.S.

Tin	Geiju Non-Ferrous Metal Processing Co., Ltd.

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.

Tin	Yunnan Tin Company Limited

The following is a list of potential countries of origin of the 3TG processed by the SORs listed above: Argentina, Australia, Austria, Belgium, Brazil, Cambodia, Canada, Chile, China, Colombia, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Niger, Nigeria, Peru, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Slovakia, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States of America, Vietnam, Zimbabwe. This list is based on information provided by Suppliers on their CMRT, from direct smelter outreach, the RMAP, review of information and additional research conducted by our Service Provider. It is important to note that this list is based on company-level responses. Therefore, it is not certain which of these countries of origin can be linked to our products.

5.	Forward-Looking Statements

This CMR contains forward-looking statements, which are based on Urban Outfitters’ current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar import. The principal forward-looking statements in this report include Urban Outfitters’ expected steps to improve its supply chain due diligence efforts.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the DRC or its adjoining countries, the United States or elsewhere, and (c) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended January 31, 2022, which should be read in conjunction with the forward-looking statements in this CMR. Forward-looking statements speak only as of the date of this CMR or, if earlier, as of the date they are made, and we do not undertake any obligation to update any forward-looking statement.

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